Exhibit 99.1

LexinFintech Holdings Ltd. Reports Third Quarter 2021

Unaudited Financial Results

SHENZHEN, China, November 11, 2021 (GLOBE NEWSWIRE)/-- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumption and finance platform in China, today announced its unaudited financial results for the quarter ended September 30, 2021.

“The third quarter marks the beginning of the structural transformation of our core business. The team has been able to gradually bring down the loan pricing while keeping the take rate at a healthy level,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “The results have demonstrated our ability in responding to changes and ensuring the resilience of our operations.”

“Net profit rose over 68% year over year in the third quarter as gross margin was improved by almost 20 percentage points,” said Ms. Sunny Rui Sun, Lexin’s chief financial officer. “Quality growth is a key focus. At the same time, we will continue to support the overall profitability by strengthening cost management and operational efficiency.”

“We’ve been proactive in mitigating the pressure on asset quality coming from the changes in policy and macro environment. The 90 day+ delinquency ratio1 stood unchanged at 1.85% quarter on quarter,” said Mr. Jayden Yang Qiao, Lexin’s chief risk officer. “We will continue to optimize our asset mix and are confident that the credit performance will stabilize and improve in the long term.”

[1]

90 day+ delinquency ratio refers to outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. On-balance sheet loans that were over 179 calendar days past due and charged off are not included in the delinquency rate calculation. Off-balance sheet loans that were over 179 calendar days past due are assumed charged off and not included in the delinquency rate calculation. The Company does not distinguish on the basis of the on- or off-balance sheet treatment in monitoring the credit risks of borrowers and the delinquency status of loans.

Third Quarter 2021 Operational Highlights:

•	User base
•

Total number of registered users reached 154 million as of September 30, 2021, representing an increase of 44.9% from 106 million as of September 30, 2020; and users with credit line reached 35.6 million as of September 30, 2021, up by 41.1% from 25.2 million as of September 30, 2020.

•	Number of active users[2] who used our loan products in the third quarter of 2021 reached 7.7 million, representing an increase of 3.9% from 7.4 million in the third quarter of 2020.
•	Number of new active users who used our loan products in the third quarter of 2021 was 1.4 million, representing a decrease of 15.6% from 1.7 million in the third quarter of 2020.
•	Loan facilitation business
•	Total loan originations[3] in the third quarter of 2021 reached RMB55.8 billion, representing an increase of 15.6% from RMB48.3 billion in the third quarter of 2020.
•	Total outstanding principal balance of loans[3] reached RMB92.9 billion as of September 30, 2021, representing an increase of 37.8% from RMB67.4 billion as of September 30, 2020.
•

In additional to new generation consumers, Lexin has continued to expand financing services for small and micro business owners. In the third quarter, loan originations for small and micro business owners reached RMB5.2 billion.

•	Number of orders placed on our platform in the third quarter of 2021 was 49.1 million, representing a decrease of 41.8% from 84.4 million in the third quarter of 2020.
•	New consumption efforts
•	Maiya recorded GMV of RMB473 million in the third quarter.
•	In the third quarter of 2021, Maiya has served over 599,726 users and 2,433 merchants, of which 92.4% were brick-and-mortar vendors.
•	Credit performance
•	90 day+ delinquency ratio was 1.85% as of September 30, 2021.
•	First payment default rate (30 day+) for new loan originations was below 1% as of September 30, 2021.
•	Vintage charge-off rates for the loans originated during the latest 12 months were estimated to be 3.5%-4% as of September 30, 2021.

Other operational highlights

•

The weighted average tenor of loans originated on our platform in the third quarter of 2021 was approximately 11.0 months. The nominal APR[4] was 14.0% for the loans originated during the third quarter of 2021.

•	The GMV[5] of our e-commerce channel in the third quarter of 2021 amounted to RMB1,283 million, representing a decrease of 3.3% from RMB1,328 million in the third quarter of 2020.
[2]

Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using credit line granted by us.

[3]	Originations of loans and outstanding principal balance represent the origination and outstanding principal balance of both on- and off-balance sheet loans.
[4]

Nominal APR refers to all-in interest costs and fees to the borrower over the net proceeds received by the borrower as a percentage of the total loan originations of both on- and off-balance sheet loans.

[5]	GMV refers to the total value of transactions completed for products purchased on the e-commerce channel, net of returns.

Third Quarter 2021 Financial Highlights

•

Total operating revenue reached RMB3.0 billion. Credit-oriented services income reached RMB1.8 billion, representing a decrease of 12.8% from the third quarter of 2020. Platform-based services income reached RMB775 million, representing an increase of 26.3% from the third quarter of 2020.

•	Gross profit reached RMB1,507 million, representing an increase of 54.0% from the third quarter of 2020.
•	Net income was RMB581 million, representing an increase of 68.5% from the third quarter of 2020.
•	Non-GAAP EBIT[6] was RMB750 million, representing an increase of 50.3% from the third quarter of 2020.
•

Adjusted net income[6] attributable to ordinary shareholders of the Company was RMB641 million, representing an increase of 44.8% from the third quarter of 2020. Adjusted net income per ADS[6] attributable to ordinary shareholders of the Company was RMB3.09 on a fully diluted basis.

[6]

Non-GAAP EBIT, adjusted net income attributable to ordinary shareholders of the Company, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Third Quarter 2021 Financial Results

Operating revenue decreased from RMB3,154 million in the third quarter of 2020 to RMB2,969 million in the third quarter of 2021. This decrease in operating revenue was due to the decreases in credit-oriented services income and online direct sales and services income, partially offset by an increase in platform-based services income.

Online direct sales decreased by 13.4% from RMB462 million in the third quarter of 2020 to RMB400 million in the third quarter of 2021. This decrease was primarily due to the decrease in the number of e-commerce orders during the third quarter of 2021.

Credit-oriented services income decreased by 12.8% from RMB2,025 million in the third quarter of 2020 to RMB1,765 million in the third quarter of 2021. The decrease was primarily due to the decrease of guarantee income, partially offset by increases in loan facilitation and servicing fees-credit oriented income, interest and financial services income and other revenues.

Loan facilitation and servicing fees-credit oriented increased by 12.1% from RMB1,058 million in the third quarter of 2020 to RMB1,187 million in the third quarter of 2021. This increase was primarily due to the increase in off-balance sheet loans originated under credit-oriented model as a result of the continuing growth of our business, with the expansion of partnerships with institutional funding partners.

Guarantee income decreased by 72.5% from RMB598 million in the third quarter of 2020 to RMB164 million in the third quarter of 2021. The decrease was primarily due to the significant decrease of loan origination and outstanding balances of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for as guarantee liabilities under ASC 460, Guarantees.

Platform-based services income increased by 26.3% from RMB614 million in the third quarter of 2020 to RMB775 million in the third quarter of 2021. This increase was primarily contributed by an increase in the loan facilitation and servicing fees-performance based.

Loan facilitation and servicing fees-performance based increased by 19.3% from RMB580 million in the third quarter of 2020 to RMB693 million in the third quarter of 2021. This increase was primarily due to an increase in the origination of off-balance sheet loans under the performance-based model within platform-based services, driven by continuing increases in the number of active users on our platform.

Cost of sales decreased by 8.2% from RMB476 million in the third quarter of 2020 to RMB437 million in the third quarter of 2021, which is consistent with the decrease of online direct sales revenue.

Funding cost decreased by 25.7% from RMB143 million in the third quarter of 2020 to RMB106 million in the third quarter of 2021, which was consistent with the decrease of the funding debts to fund the on-balance sheet loans. The decrease in funding debts was mainly due to the shortened weighted average tenor for on-balance sheet loans.

Processing and servicing cost increased by 44.7% from RMB362 million in the third quarter of 2020 to RMB524 million in the third quarter of 2021. This increase was primarily due to an increase in risk management and collection expenses and an increase in fees to third-party payment platforms.

Provision for credit losses of financing receivables decreased by 0.4% from RMB217 million in the third quarter of 2020 to RMB216 million in the third quarter of 2021. The credit losses have reflected the most recent performance in relation to the Company’s on-balance sheet loans and the Company has continued to implement prudent credit assessment and risk management policies and procedures.

Provision for credit losses of contract assets and receivables increased by 22.5% from RMB104 million in the third quarter of 2020 to RMB128 million in the third quarter of 2021. This increase was mainly due to the increase in off-balance sheet loans originated as a result of the continuing growth of our business.

Provision for credit losses of contingent liabilities of guarantee decreased by 94.1% from RMB874 million in the third quarter of 2020 to RMB51.4 million in the third quarter of 2021. The decrease was primarily due to the significant decrease of loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for as guarantee liabilities under ASC 460, Guarantees.

Gross profit increased by 54.0% from RMB978 million in the third quarter of 2020 to RMB1,507 million in the third quarter of 2021. The increase in the gross profit is primarily due to the decrease in funding cost and provision for credit losses of contingent liabilities of guarantee, partially offset by the increase in processing and servicing cost and the decrease in operating revenue.

Sales and marketing expenses increased by 36.4% from RMB360 million in the third quarter of 2020 to RMB491 million in the third quarter of 2021. This increase was primarily due to an increase in online advertising cost, and an increase in salaries and personnel related costs.

Research and development expenses increased by 10.7% from RMB118 million in the third quarter of 2020 to RMB131 million in the third quarter of 2021. This increase was primarily due to an increase in salaries and personnel related costs.

General and administrative expenses decreased by 2.0% from RMB103 million in the third quarter of 2020 to RMB100 million in the third quarter of 2021. This decrease was primarily due to an improvement in cost management.

Change in fair value of financial guarantee derivatives was a loss of RMB92.3 million in the third quarter of 2021, as compared to a loss of RMB21.8 million in the third quarter of 2020. The loss was primarily due to the re-measurement of the expected loss rates and changes in the balances of the underlying outstanding off-balance sheet loans at the balance sheet date.

Change in fair value of loans at fair value was a gain of RMB11.5 million in the third quarter of 2021. Starting from the third quarter of 2020, for the loans we acquired/purchased from the relevant funding partners during the period, we account for them using fair value option pursuant to ASC 825, Financial Instruments, and record them as “Loans at fair value”. Changes in fair value of these loans are reported net and recorded as “Change in fair value of loans at fair value”.

Income tax expense increased by 137.0% from RMB44.7 million in the third quarter of 2020 to RMB106 million in the third quarter of 2021. The increase was consistent with the increase of the taxable income from the same period of 2020. In addition, in the third quarter of 2020, RMB16.2 million income tax provision relating to 2019 was reversed as one subsidiary of Lexin was certified to be qualified for using a preferential tax rate of 10% for 2019 annual tax clearance in the quarter.

Net income increased by 68.5% from RMB345 million in the third quarter of 2020 to RMB581 million in the third quarter of 2021.

Adjusted net income attributable to ordinary shareholders of the Company increased by 44.8% from RMB443 million in the third quarter of 2020 to RMB641 million in the third quarter of 2021.

Please click here to view our credit quality curves:

http://ml.globenewswire.com/Resource/Download/0d107f95-60e3-4747-b04e-d962b1b67881

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http://ml.globenewswire.com/Resource/Download/9b5981aa-b651-43f3-872a-ab9c081501b6

Conference Call

The Company’s management will host an earnings conference call at 8:30 PM U.S. Eastern time on November 10, 2021 (9:30 AM Beijing/Hong Kong time on November 11, 2021).

Participants who wish to join the conference call should register online at:

http://apac.directeventreg.com/registration/event/4596091

Please note the Conference ID number of 4596091.

Once registration is completed, participants will receive the dial-in information for the conference call, an event passcode, and a unique registrant ID number.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexin.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until November 17, 2021, by dialing the following telephone numbers:

United States:	1 855 452 5696 or 1 646 254 3697
International:	61 2 8199 0299
Replay Access Code:	4596091

About LexinFintech Holdings Ltd.

Lexin is a leading online consumption and finance platform in China. Established in 2013, the Company leverages a deep understanding of Chinese consumers and advanced technology capabilities to connect fast-growing consumers with financial institutions.

For more information, please visit http://ir.lexin.com.

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income attributable to ordinary shareholders of the Company, non-GAAP EBIT, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income attributable to ordinary shareholders of the Company as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses, interest expense associated with convertible notes, investment-related impairment, and investment (loss)/income and we define non-GAAP EBIT as net income excluding income tax expense/(benefit), share-based compensation expenses, interest expense, net, investment-related impairment, and investment (loss)/income .

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income attributable to ordinary shareholders of the Company enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, investment-related impairment, and investment (loss)/income. Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense/(benefit), share-based compensation expenses, interest expense, net, investment-related impairment, and investment (loss)/income. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense/(benefit), interest expense, net, investment-related impairment, and investment (loss)/income have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.4434 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2021. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Patricia Cheng

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: patriciacheng@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2020	September 30, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,563,755	2,545,779	395,099
Restricted cash	1,112,152	1,414,669	219,553
Restricted time deposits	1,779,458	1,702,386	264,206
Short-term financing receivables, net of allowance for credit losses of RMB508,013 and RMB702,654 as of December 31, 2020 and September 30, 2021, respectively	4,918,548	2,983,686	463,061
Loans at fair value	381,393	154,138	23,922
Accrued interest receivable, net of allowance for credit losses of RMB1,681 and RMB1,309 as of December 31, 2020 and September 30, 2021, respectively	79,793	56,662	8,794
Prepaid expenses and other current assets	1,004,845	998,074	154,899
Amounts due from related parties	941	6,283	975
Deposits to insurance companies and guarantee companies	1,066,281	1,527,696	237,095
Short-term guarantee receivables, net of allowance for credit losses of RMB58,771 and RMB36,779 as of December 31, 2020 and September 30, 2021, respectively	756,197	435,006	67,512
Short-term contract assets and service fees receivable, net of allowance for credit losses of RMB65,607 and RMB205,943 as of December 31, 2020 and September 30, 2021, respectively	3,707,649	4,407,408	684,019
Inventories, net	47,170	52,460	8,142
Total current assets	16,418,182	16,284,247	2,527,277
Non‑current assets
Restricted cash	163,999	161,107	25,003
Long‑term financing receivables, net of allowance for credit losses of RMB21,149 and RMB36,102 as of December 31, 2020 and September 30, 2021 respectively	204,761	150,345	23,333
Long-term guarantee receivables, net of allowance for credit losses of RMB16,994 and RMB8,591 as of December 31, 2020 and September 30, 2021, respectively	218,654	109,163	16,942
Long-term contract assets and service fees receivable, net of allowance for credit losses of RMB18,970 and RMB48,103 as of December 31, 2020 and September 30, 2021, respectively	481,989	457,018	70,928
Property, equipment and software, net	125,694	156,759	24,329
Land use rights, net	1,000,467	974,667	151,266
Long‑term investments	521,802	471,370	73,155
Deferred tax assets	747,332	866,043	134,408
Other assets	462,285	940,069	145,896
Total non‑current assets	3,926,983	4,286,541	665,260
TOTAL ASSETS	20,345,165	20,570,788	3,192,537
-
LIABILITIES
Current liabilities
Accounts payable	42,961	18,939	2,939
Amounts due to related parties	67,514	52,283	8,114
Short‑term borrowings	1,827,063	1,768,792	274,512
Short‑term funding debts	4,685,935	3,153,038	489,344
Accrued interest payable	36,484	41,107	6,380
Deferred guarantee income	694,582	318,977	49,504
Contingent guarantee liabilities	1,738,787	1,128,975	175,214
Accrued expenses and other current liabilities	2,926,347	3,532,990	548,311
Total current liabilities	12,019,673	10,015,101	1,554,318
Non‑current liabilities
Long‑term funding debts	825,814	701,168	108,820
Deferred tax liabilities	21,046	36,652	5,688
Convertible notes	1,920,227	1,913,449	296,963
Other long-term liabilities	27,667	146,559	22,746
Total non‑current liabilities	2,794,754	2,797,828	434,217
TOTAL LIABILITIES	14,814,427	12,812,929	1,988,535
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares	176	180	28
Class B Ordinary Shares	58	57	9
Additional paid‑in capital	2,724,006	2,870,322	445,467
Statutory reserves	649,234	649,234	100,760
Accumulated other comprehensive income	3,308	5,605	870
Retained earnings	2,113,956	4,191,845	650,564
Non-controlling interests	40,000	40,616	6,304
TOTAL SHAREHOLDERS’ EQUITY	5,530,738	7,757,859	1,204,002
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,345,165	20,570,788	3,192,537

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands, except for share and per share data)	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Online direct sales	461,959	400,223	62,114	1,473,075	1,235,391	191,730
Membership services	27,602	4,390	681	76,098	39,712	6,163
Other services	26,048	23,568	3,657	63,408	64,740	10,047
Online direct sales and services income	515,609	428,181	66,452	1,612,581	1,339,843	207,940
Loan facilitation and servicing fees-credit oriented	1,058,468	1,187,060	184,229	2,752,731	3,842,315	596,318
Interest and financial services income and other revenues	368,702	414,192	64,282	946,224	1,365,492	211,921
Guarantee income	597,542	164,052	25,460	1,981,113	602,696	93,537
Credit-oriented services income	2,024,712	1,765,304	273,971	5,680,068	5,810,503	901,776
Loan facilitation and servicing fees-performance based	580,358	692,630	107,494	1,251,341	1,808,804	280,722
Loan facilitation and servicing fees-volume based	33,375	82,680	12,832	68,104	222,164	34,479
Platform-based services income	613,733	775,310	120,326	1,319,445	2,030,968	315,201
Total operating revenue	3,154,054	2,968,795	460,749	8,612,094	9,181,314	1,424,917
Operating cost:
Cost of sales	(475,824)	(436,973)	(67,817)	(1,475,704)	(1,297,433)	(201,358)
Funding cost	(142,658)	(106,013)	(16,453)	(449,102)	(359,393)	(55,777)
Processing and servicing cost	(361,839)	(523,611)	(81,263)	(1,031,248)	(1,390,244)	(215,762)
Provision for credit losses of financing receivables	(217,222)	(216,344)	(33,576)	(628,384)	(499,977)	(77,595)
Provision for credit losses of contract assets and receivables	(104,452)	(127,958)	(19,859)	(254,578)	(486,593)	(75,518)
Provision for credit losses of contingent liabilities of guarantee	(873,936)	(51,374)	(7,973)	(2,660,101)	(610,658)	(94,773)
Total operating cost	(2,175,931)	(1,462,273)	(226,941)	(6,499,117)	(4,644,298)	(720,783)
Gross profit	978,123	1,506,522	233,808	2,112,977	4,537,016	704,134
Operating expenses:
Sales and marketing expenses	(359,828)	(490,934)	(76,192)	(931,130)	(1,331,252)	(206,607)
Research and development expenses	(118,325)	(130,996)	(20,330)	(379,141)	(385,650)	(59,852)
General and administrative expenses	(102,501)	(100,463)	(15,592)	(325,820)	(352,413)	(54,694)
Total operating expenses	(580,654)	(722,393)	(112,114)	(1,636,091)	(2,069,315)	(321,153)
Change in fair value of financial guarantee derivatives, net	(21,833)	(92,268)	(14,320)	(381,594)	42,166	6,544
Change in fair value of loans at fair value	(11,356)	11,513	1,787	(11,356)	(48,522)	(7,530)
Interest expense, net	(23,450)	(14,023)	(2,176)	(59,468)	(50,373)	(7,818)
Investment-related impairment	(35,370)	-	-	(35,370)	-	-
Investment (loss)/ income	(1,293)	(1,656)	(257)	9,321	(4,053)	(629)
Others, net	85,241	(946)	(147)	83,295	59,889	9,295
Income before income tax expense	389,408	686,749	106,581	81,714	2,466,808	382,843
Income tax (expense)/benefit	(44,713)	(105,987)	(16,449)	3,590	(388,303)	(60,264)
Net income	344,695	580,762	90,132	85,304	2,078,505	322,579
Less: Net income attributable to non-controlling interests	-	279	43	-	326	51
Net income attributable to ordinary shareholders of the Company	344,695	580,483	90,089	85,304	2,078,179	322,528

Net income per ordinary share attributable to ordinary shareholders of the Company
Basic	0.94	1.57	0.24	0.23	5.64	0.88
Diluted	0.87	1.43	0.22	0.30	5.08	0.79

Net income per ADS attributable to ordinary shareholders of the Company
Basic	1.89	3.15	0.49	0.47	11.28	1.75
Diluted	1.74	2.86	0.44	0.59	10.17	1.58

Weighted average ordinary shares outstanding
Basic	364,991,825	368,873,003	368,873,003	364,328,223	368,375,020	368,375,020
Diluted	410,968,465	414,206,884	414,206,884	411,274,741	415,500,045	415,500,045

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands)	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net income	344,695	580,762	90,132	85,304	2,078,505	322,579
Other comprehensive (loss)/ income
Foreign currency translation adjustment, net of nil tax	(3,687)	(936)	(143)	(3,288)	2,297	356
Total comprehensive income	341,008	579,826	89,989	82,016	2,080,802	322,935
Less: Net income attributable to non-controlling interests	-	279	43	-	326	51
Total comprehensive income attributable to ordinary shareholders of the Company	341,008	579,547	89,946	82,016	2,080,476	322,884

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands, except for share and per share data)	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted net income attributable to ordinary shareholders of the Company to Net income attributable to ordinary shareholders of the Company
Net income attributable to ordinary shareholders of the Company	344,695	580,483	90,089	85,304	2,078,179	322,528
Add: Share-based compensation expenses	49,193	47,363	7,351	152,192	139,845	21,703
Interest expense associated with convertible notes	12,127	11,375	1,765	36,246	33,675	5,226
Investment-related impairment	35,370	-	-	35,370	-	-
Investment loss/(income)	1,293	1,656	257	(9,321)	4,053	629
Tax effects on Non-GAAP adjustments(1)	-	-	-	-	7,151	1,110
Adjusted net income attributable to ordinary shareholders of the Company	442,678	640,877	99,462	299,791	2,262,903	351,196

Adjusted net income per ordinary share attributable to ordinary shareholders of the Company
Basic	1.21	1.74	0.27	0.82	6.14	0.95
Diluted	1.08	1.55	0.24	0.73	5.45	0.85

Adjusted net income per ADS attributable to ordinary shareholders of the Company
Basic	2.43	3.47	0.54	1.65	12.29	1.91
Diluted	2.15	3.09	0.48	1.46	10.89	1.69

Weighted average number of ordinary shares outstanding
Basic	364,991,825	368,873,003	368,873,003	364,328,223	368,375,020	368,375,020
Diluted	410,968,465	414,206,884	414,206,884	411,274,741	415,500,045	415,500,045

(1)     To exclude the tax effects related to the investment loss/(income).

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(In thousands)	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net income
Net income	344,695	580,762	90,132	85,304	2,078,505	322,579
Add: Income tax expense/(benefit)	44,713	105,987	16,449	(3,590)	388,303	60,264
Share-based compensation expenses	49,193	47,363	7,351	152,192	139,845	21,703
Interest expense, net	23,450	14,023	2,176	59,468	50,373	7,818
Investment-related impairment	35,370	-	-	35,370	-	-
Investment loss/(income)	1,293	1,656	257	(9,321)	4,053	629
Non-GAAP EBIT	498,714	749,791	116,365	319,423	2,661,079	412,993